SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

JAVELIN PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

DISCUS ACQUISITION CORPORATION

a wholly-owned subsidiary of

HOSPIRA, INC.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class Securities)

471894105

(CUSIP Number of Class of Securities)

Brian J. Smith

Senior Vice President, General Counsel and Secretary

Hospira, Inc.

Dept. NLEG, Bldg. H1

275 North Field Drive

Lake Forest, Illinois 60045-5045

(224) 212-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Craig A. Roeder

Michael F. DeFranco

Baker & McKenzie LLP

One Prudential Plaza

130 East Randolph Drive

Chicago, Illinois 60601

(312) 861-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$145,593,701	$10,380.83

(1)     Estimated for purposes of calculating the filing fee only. This amount is the sum of (i) 64,423,345 shares of common stock of Javelin Pharmaceuticals, Inc. outstanding as of April 9, 2010, multiplied by $2.20 per share, which is the offer price, plus (ii) $3,862,342 expected to be paid in connection with the cancellation of outstanding stock options, restricted stock units, deferred stock units and warrants.

(2)     The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory for fiscal year 2010, issued December 2009, by multiplying the transaction value by 0.00007130.

☒     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$10,381.00	Filing Party:	Hospira, Inc. and Discus Acquisition Corporation
Form or Registration No.:	Schedule TO-T	Date Filed:	April 21, 2010

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒     third-party tender offer subject to Rule 14d-1.

☐       issuer tender offer subject to Rule 13e-4.

☐       going-private transaction subject to Rule 13e-3.

☐       amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on April 21, 2010 by Discus Acquisition Corporation, a Delaware corporation (the “Purchaser”), and Hospira, Inc., a Delaware corporation and the corporate parent of the Purchaser (the “Parent”). The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Javelin Pharmaceuticals, Inc., a Delaware corporation, at a purchase price of $2.20 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 21, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein will have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1, 4 and 11.    Summary Term Sheet; Terms of the Transaction; Additional Information.

Item 1 of the Schedule TO, which incorporates by reference the information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet,” and Items 4 and 11(b) of the Schedule TO, which incorporate by reference the information set forth in the Offer to Purchase, are hereby amended and supplemented to include the following information:

On June 3, 2010, the Parent issued a press release announcing that it had extended the Offer until 12:00 midnight, New York City time, on June 16, 2010 (the end of the day on June 16, 2010), unless further extended. The Offer was previously scheduled to expire at 12:00 midnight, New York City time, on June 2, 2010 (the end of the day on June 2, 2010) (the “Prior Expiration Date”).

As reported by the Company on May 24, 2010, Therabel Pharma UK Limited (“Therabel”), a subsidiary of Therabel Pharma N.V. and the Company’s licensee of commercial rights to Dyloject (diclofenac sodium) in the European Union, has informed the Company and publicly announced that it is withdrawing all batches of Dyloject (diclofenac 75mg/2ml) from the UK market with a Drug Alert Class 2 Medicines Recall. Therabel reported that it became aware of the presence of a white particulate matter in some vials of Dyloject in its supply chain.

Since being advised of the particulate issue affecting the Company’s Dyloject product, the Parent’s scientific and regulatory teams have worked with their counterparts at the Company to conduct an initial analysis of the cause of the issue and to begin to assess its probable effect on the Company’s business. Based on its evaluation of the information regarding the particulate issue that has been made available to date, and in accordance with the Merger Agreement, the Parent has delivered written notice of the extension of the Offer to the Company based on its determination that not all of the conditions to the Offer had been satisfied as of the Prior Expiration Date. The Parent intends to continue to work with the Company to confirm the satisfaction of the conditions to the Offer as promptly as practicable.

As of the close of business on the Prior Expiration Date, a total of 50,833,658 Shares (including 2,588,868 Shares tendered pursuant to guaranteed delivery procedures), representing approximately 78.47 percent of the outstanding Shares, had been validly tendered and not withdrawn.

A copy of the press releases issued by the Parent is attached hereto as Exhibit (a)(5)(D) and is incorporated herein by reference.

Item 11.                 Additional Information.

Item 11(a)(5) of the Schedule TO, which incorporates by reference the information set forth in the section of the Offer the Purchase entitled “Certain Legal Matters; Regulatory Approvals,” is hereby amended and supplemented to include the following information:

On June 3, 2010, the Company issued a press release announcing that it had filed a complaint in the Court of Chancery of the State of Delaware (the “Court”) naming the Parent and the Purchaser as defendants and seeking specific performance of the Merger Agreement and the Loan and Security Agreement (the “Company Complaint”). The Company Complaint alleges, among other things, that the Parent and the Purchaser breached the Merger Agreement by failing to (a) accept and pay for shares tendered into the Offer through May 18, 2010 and (b) complete the Merger thereafter under the terms of the Merger Agreement. The Complaint further asserts that the Parent breached the terms of the Loan and Security Agreement by failing to provide to the Company an additional loan of $2 million on June 1, 2010. The Company Complaint seeks, among other things, to compel (a) the Parent and the Purchaser to close the Offer within five business days and consummate the Merger promptly thereafter and (b) the Parent to provide the Company and IDDS with $2 million for working capital and general corporate purposes within three business days under the Loan and Security Agreement. In connection with the Company Complaint, the Company also filed with the Court a motion seeking expedited proceedings to allow for an early trial.

The Parent and the Purchaser believe that each has complied fully with its obligations under the Merger Agreement and the Loan and Security Agreement, as applicable, and intend to proceed accordingly.

The foregoing description of the Company Complaint does not purport to be complete and is qualified in its entirety by reference to the Company Complaint, a copy of which is attached as Exhibit (a)(5)(E) hereto and is incorporated herein by reference. A copy of the press releases issued by the Company is attached hereto as Exhibit (a)(5)(F) and is incorporated herein by reference.

Item 12.                 Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibits:

(a)(5)(D)	Press Release issued by Hospira, Inc. on June 3, 2010
(a)(5)(E)	Complaint filed by Javelin Pharmaceuticals, Inc. in the Court of Chancery of the State of Delaware on June 2, 2010
(a)(5)(F)	Press Release issued by Javelin Pharmaceuticals, Inc. on June 3, 2010
(d)(5)	Notice of Offer Extension delivered by Hospira, Inc. to Javelin Pharmaceuticals, Inc. on June 3, 2010

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 3, 2010	HOSPIRA, INC.

	By:	/s/ Brian J. Smith
Name: Brian J. Smith
Title: Senior Vice President

DISCUS ACQUISITION CORPORATION

	By:	/s/ Brian J. Smith
Name: Brian J. Smith
Title: Vice President and Secretary

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)*	Offer to Purchase, dated April 21, 2010

(a)(1)(B)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)(A)*

Joint Press Release issued by Hospira, Inc. and Javelin Pharmaceuticals, Inc. on April 19, 2010 (incorporated by reference to Exhibit 99.1 to Hospira, Inc.’s Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 19, 2010)

(a)(5)(B)*	Summary Newspaper Advertisement as published in The New York Times on April 21, 2010

(a)(5)(C)*	Press Release issued by Hospira, Inc. on May 19, 2010

(a)(5)(D)	Press Release issued by Hospira, Inc. on June 3, 2010

(a)(5)(E)

Complaint filed by Javelin Pharmaceuticals, Inc. in the Court of Chancery of the State of Delaware on June 2, 2010 (incorporated by reference to Exhibit (a)(17) to Javelin Pharmaceuticals, Inc.’s Amendment No. 4 to its Solicitation / Recommendation Statement on Schedule 14D-9, filed with the Securities and Exchange Commission on June 3, 2010)

(a)(5)(F)

Press Release issued by Javelin Pharmaceuticals, Inc. on June 3, 2010 (incorporated by reference to Exhibit (a)(18) to Javelin Pharmaceuticals, Inc.’s Amendment No. 4 to its Solicitation / Recommendation Statement on Schedule 14D-9, filed with the Securities and Exchange Commission on June 3, 2010)

(b)	Not applicable

(d)(1)*

Agreement and Plan of Merger, dated April 17, 2010, by and among Hospira, Inc., Discus Acquisition Corporation and Javelin Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to Javelin Pharmaceuticals, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 19, 2010, File No. 001-32949)

(d)(2)*

Loan and Security Agreement, dated April 17, 2010, by and among Hospira, Inc., Javelin Pharmaceuticals, Inc. and Innovative Drug Delivery Systems, Inc. (incorporated by reference to Exhibit 10.1 to Javelin Pharmaceuticals, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 19, 2010, File No. 001-32949)

(d)(3)*	Confidentiality Agreement, dated April 8, 2010, by and between Hospira, Inc. and Javelin Pharmaceuticals, Inc.

(d)(4)*	Notice of Offer Extension delivered by Hospira, Inc. to Javelin Pharmaceuticals, Inc. on May 19, 2010

(d)(5)	Notice of Offer Extension delivered by Hospira, Inc. to Javelin Pharmaceuticals, Inc. on June 3, 2010

(g)	Not applicable

(h)	Not applicable

* Previously filed.